Exhibit 99.6

Intermap Reports Third Quarter 2025 Results

Commercial revenue grew 37%, driven by AI risk assistant adoption

United States and Europe accounted for 90% of revenue

Balance sheet strengthened by $21 million equity bought deal financing

Company reaffirms annual guidance and advances major government programs

DENVER, November 13, 2025 – Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced its financial results for the three months ended September 30, 2025.

During the quarter, Intermap completed a bought deal public offering and concurrent private placement, raising gross proceeds of $21 million, significantly strengthening its balance sheet, allowing it to invest in commercial markets and positioning the Company to execute large, multiyear contracts. As of September 30, 2025, shareholders’ equity increased to $27.2 million.

Revenue for the quarter was $1.7 million compared with $5.0 million for the same period in 2024. Year-to-date revenue was $9.0 million compared with $10.2 million for the same period in 2024. Revenue declines were as expected, reflecting the timing of milestone-driven program activity in Indonesia, causing lumpiness as the country tenders for much larger follow-on awards integrating financial support from the World Bank. Data products experienced temporary timing effects from the prolonged U.S. federal government shutdown.

The Company completed infrastructure upgrades, incorporating advanced NVIDIA GPUs and encryption methods compliant with NIST requirements for protecting the confidentiality of Controlled Unclassified Information in non-federal systems and organizations.

Commercial software revenue grew by 37% over the same period last year, which was more than expected. A significant amount of growth came from Europe, where the Company recently introduced its Risk Assistant platform, leveraging its latest AI advancements.

The Risk Assistant, a first to market AI-enabled agent for insurance, draws on Intermap’s proprietary data and allows established multi-peril underwriters to significantly expand, automate, and rapidly scale their processes, driving high conversion rates. Subscribers benefit from an independent, real-time and objective risk assessment, based on precise 3D property geolocation. Such analysis runs deeper than simple algorithms reliant on geolocated addresses, leveraging an enormous archive of historic data and claims experience to mitigate basis risk and improve underwriting outcomes. Intermap is the only commercial company with underwriting-quality, high-precision 3D foundation and vector data, available around the world, to support global insurance programs at this level of acuity. The Risk Assistant also incorporates proven, proprietary, easy to calibrate and patented global flood models, incorporating diverse views of risk. A typical small capacity provider will consider approximately 250,000 – 500,000 risks per year, representing $200 million of premium. The Risk Assistant empowers the provider to scale operations dramatically, delivering automated and efficient tools for real-time risk evaluation, premium setting, claims handling and reinsurance placement.

Operating cash flow year to date was $2 million (excluding $2.1 million of working capital investment) compared with negative $1.4 million for the same period last year. Cash flow was reinvested to improve working capital. Operating cash flow during the quarter improved to negative $1.7 million (excluding working capital) compared with negative $2.3 million last year.

Working capital was $23.3 million at the end of the quarter, allowing the Company to remove the going concern qualification from its financial statements. The Company is in the process of uplifting its audit to comply with U.S. securities regulations under PCAOB standards.

Adjusted EBITDA was negative $1.0 million for the quarter compared with positive $1.6 million for 2024. Net loss was $1.5 million compared with net income of $1.1 million for the same quarter last year. The Company continues to ramp its operations to qualify for and execute larger government contracts. During the quarter, Intermap submitted multiple bids covering all four lots of Indonesia’s $200 million Integrated Land Administration and Spatial Planning Project. The Tender Review Committee is evaluating technical submissions with financial evaluation scheduled for this December. Commercial demand remained strong. Intermap expanded recurring data subscriptions and analytics services during the quarter, building on momentum from prior quarters, reflecting ongoing adoption of elevation-as-a-service and risk modeling solutions.

Intermap was selected for multiple NOAA contracting teams, including the $250 million Coastal Geospatial Services Contract 5, for which proposals are under review, and the $250 million NGS Shoreline Mapping Support Services IDIQ where the Company is a team member with NV5 and Dewberry. The Company also continued requirements meetings with the U.S. Department of Defense during the government shutdown. Intermap expects U.S. government contracting will accelerate as the government reopens. Operating results for the quarter reflected normal pursuit and transition costs associated with these programs. The Company continues to invest in key contracts and software development that support recurring revenue growth and long-term value creation.

Outlook

Intermap reaffirms its previously announced 2025 guidance of $30–35 million in revenue and a 28% EBITDA margin. While the timing of certain government contracts may change due to funding delays and complex global tender processes, management believes these timing effects are typical for government contracting and are mitigated by having multiple concurrent pursuits. Risks to the guidance include uncertainties regarding the timing of subscription renewals, the award of future contracts and the timing of revenue recognition for future awards.

The Company’s consolidated financial statements for the quarter ended September 30, 2025, together with management’s discussion and analysis for the corresponding period, have been filed on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at www.sec.gov.

Conference Call Details

Intermap’s CEO Patrick A. Blott and CFO Jennifer Bakken will host a live webinar on Thursday, November 13, 2025 at 5:00 pm ET to review the results, provide Company updates and answer investor questions following the presentation. A recording of the webinar and supporting materials will be made available on the investor relations page of the Company’s website.

DATE	Thursday, September 13, 2025
TIME	5:00 pm ET
WEBCAST	Register

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, EBITDA margin, and timing of government contract awards, constitutes forward-looking statements. The words “anticipate,” “expect,” “project,” “estimate,” “forecast,” “will be,” “intends,” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions that are current, reasonable, and complete, they are subject to known and unknown risks and uncertainties. Actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits the Company will derive therefrom. The forward-looking statements contained in this news release are made as of the date of this release, and the Company does not undertake any obligation to update publicly or revise such statements except as required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas, and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266